ELECTROSOURCE, INC. (A Development Stage Company)

                  Audited Financial Statements



                        December 31, 1994



                   Audited Financial Statements


Report of Independent Auditors                              F-2
Balance Sheets                                              F-3
Statements of Operations                                    F-4
Statements of Shareholders' Equity                          F-5
Statements of Cash Flows                                    F-7
Notes to Financial Statements                               F-8


                 REPORT OF INDEPENDENT AUDITORS






Shareholders and Board of Directors
Electrosource, Inc.

We have audited the accompanying balance sheets of Electrosource, Inc., (a development stage company) as of December 31, 1994 and 1993, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994, and the cumulative amounts from inception (June 3, 1987). Our audits also included the financial statement schedule listed in the Index. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electrosource, Inc. (a development stage company) at December 31, 1994, and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, and the cumulative amounts from inception, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

The accompanying financial statements and schedule have been prepared assuming that Electrosource, Inc. will continue as a going concern. Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated February 13, 1995, except as to Note Q as to which the date is March 10, 1995, the Company, as discussed in Note R, has incurred recurring operating losses and has experienced cash flow shortages at various times that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note R. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



  Austin, Texas
  February 13, 1995, except for Note Q,
  as to which the date is March 10, 1995,
  and Note R, as to which the date is
  October 6, 1995.


        ELECTROSOURCE, INC. (A DEVELOPMENT STAGE COMPANY)
                         BALANCE SHEETS

                                                           December 31,
                                                         1994       1993

ASSETS

CURRENT ASSETS
  Cash and cash equivalents......................     $2,193,290   $1,000,723
  Trade receivables (including contract retainage
    of $24,000 in 1994 and $152,000 in 1993; and
    net of bad debt allowance)....................     2,478,311    1,112,266
  Receivable from joint venture partner...........                    326,116
  Inventories.....................................       231,656
  Prepaid expenses................................        24,651       37,080
TOTAL CURRENT ASSETS                                   4,927,908    2,476,185

PROPERTY AND EQUIPMENT                                 2,632,049      286,613

TECHNOLOGY LICENSE AGREEMENT (net of accumulated
  amortization of $1,291,104 in 1994 and
  $1,102,284 in 1993) ............................     1,757,570    1,946,390
TOTAL ASSETS                                          $9,317,527   $4,709,188


LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
  Accounts payable and accrued liabilities.......    $1,307,688    $  486,133
  Accrued salaries and employee benefits.........       566,848       108,398
  Notes payable..................................                     750,000
  Current portion of capital lease obligations...        21,760         9,259
  Deferred revenue...............................     1,000,000
TOTAL CURRENT LIABILITIES                             2,896,296     1,353,790


CONVERTIBLE NOTE PAYABLE........................     3,800,000

TECHNOLOGY LICENSE PAYABLE......................     3,271,343

CAPITAL LEASE OBLIGATIONS (less current portion)        35,337         33,017

SHAREHOLDERS' EQUITY  (DEFICIT)
  Common Stock, par value $0.10 per share;
  authorized 30,000,000 shares, shares issued
  and outstanding: 15,134,463 in 1994 and
  13,172,797 in 1993 ...........................    1,513,446       1,317,280

  Warrants......................................

  Paid in capital...............................    15,356,043     11,017,174

  Retained earnings (deficit accumulated during
    the development stage)......................   (17,554,938)    (9,012,073)
                                                      (685,449)     3,322,381
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY (DEFICIT)                                  $9,317,527     $4,709,188

See notes to financial statements.


        ELECTROSOURCE, INC. (A DEVELOPMENT STAGE COMPANY)

                    STATEMENTS OF OPERATIONS

                                                                  Cumulative
                                For the year ended December 31    amounts from
                                1994        1993        1992       inception

Revenues
  Project revenue..........  $2,901,690  $2,967,097   $  531,653  $7,645,487
  Revenue from joint
  venture partner .........     410,414     339,761                  750,175
  License fees.............     800,000                              800,000
  Royalty revenue..........      50,000      50,000                  100,000
  Battery sales............     377,666                              377,666
  Interest income..........      74,400      15,712      12,579      900,489
                              4,614,170   3,372,570     544,232   10,573,817


Costs and expenses
  Selling, general and
    administrative.........   4,557,650   1,624,003     755,354   11,336,055
  Research and development
    costs..................   1,932,685   1,530,132     622,484    7,822,492
  Production...............   2,210,748                            2,210,748
  Technology license and
    royalties..............   3,929,350     110,000     110,000    4,591,017
  Depreciation and
    amortization...........     446,602     272,885     284,077    2,055,617
  Loss on sale of equipment                  32,826                   32,826
                             13,077,035   3,569,846   1,771,915   28,048,755
Loss before income taxes...  (8,462,865)   (197,276) (1,227,683) (17,474,938)

Income taxes (foreign).....      80,000                               80,000

Net loss................... $(8,542,865) $(197,276) $(1,227,683) $(17,554,938)

Loss per share............       $(0.61)    $(0.03)      $(0.20)

Average shares outstanding   14,106,358  6,806,901    6,146,798

See notes to financial statements.


        ELECTROSOURCE, INC. (A DEVELOPMENT STAGE COMPANY)

           STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)


For  the  years ended December 31, 1994, 1993, 1992, 1991,  1990,
1989,  1988  and the period beginning June 3, 1987 (inception  of the corporation) and ended December 31, 1987.
                                                                        Retained      Total
                                   Capital Stock                         Earnings   Shareholders
                                 Common   Preferred  Paid-in Capital    (Deficit)  Equity(Deficit)
Issuance of common stock
  (4,693,118 shares)..........    $469,312               $6,724,853                   $7,194,165

Net loss for period ended
  December 31, 1987...........                                         $ (350,940)      (350,940)
Balance at December 31, 1987..     469,312                6,724,853      (350,940)     6,843,225

Stock Options exercised
  (50,000 shares).............       5,000                   95,000                      100,000

Net loss for year ended
  December 31, 1988...........                                         (1,741,888)    (1,741,888)
Balance at December 31, 1988..     474,312                6,819,853    (2,092,828)     5,201,337

Stock options exercised
  (10,000 shares).............       1,000                   19,000                       20,000

Warrant exercised
  (50,000 shares).............       5,000                  95,000                       100,000

Shares issued pursuant to
  amended royalty reduction
  agreement (162,628 shares)..      16,263                 288,664                       304,927

Net loss for year ended
  December 31, 1989...........                                         (2,037,079)    (2,037,079)
Balance at December 31, 1989..     496,575               7,222,517     (4,129,907)     3,589,185

Shares issued pursuant to
  amended royalty reduction
  agreement (300,351 shares)..      30,035                 502,562                       532,597

Shares issued in
  Subscription Rights Offering
  (880,700 shares)............      88,070               1,396,139                     1,484,209

Net loss for year ended
  December 31, 1990...........                                         (2,557,340)    (2,557,340)
Balance at December 31, 1990..     614,680               9,121,218     (6,687,247)     3,048,651

Net loss for year ended
  December 31, 1991...........                                           (899,867)      (899,867)
Balance at December 31, 1991..     614,680               9,121,218     (7,587,114)     2,148,784

Issuance of Preferred Stock
  (1,280,000 shares)..........             1,280,000       220,000                     1,500,000
Net loss for year ended
  December 31, 1992...........                                         (1,227,683)    (1,227,683)
Balance at December 31, 1992..    614,680  1,280,000     9,341,218     (8,814,797)     2,421,101

Preferred stock conversion
  (6,400,000 shares)..........    640,000 (1,280,000)      640,000

Warrants exercised
  (452,000 shares)............     45,200                  846,800                       892,000

Stock options exercised
  (174,000 shares)............     17,400                  189,156                       206,556

Net loss for year ended
  December 31, 1993...........                                           (197,276)      (197,276)
Balance at December 31, 1993..  1,317,280               11,017,174     (9,012,073)     3,322,381

Stock options exercised
  (128,166 shares)............     12,816                  131,189                       144,005

Warrants exercised
  (148,000 shares)............     14,800                  318,200                       333,000

Shares issued in Regulation S
  offering (1,200,000 shares).    120,000                2,551,556                     2,671,556

Shares issued in Regulation D
  offering (485,500 shares)...     48,550                1,337,924                     1,386,474

Net loss for year ended
  December 31, 1994...........                                         (8,542,865)    (8,542,865)
Balance at December 31, 1994..  $1,513,446  $          $15,356,043   $(17,554,938)    $ (685,449)

See notes to financial statements.

        ELECTROSOURCE, INC. (A DEVELOPMENT STAGE COMPANY)

                    STATEMENTS OF CASH FLOWS
                                                                        Cumulative
                                 For the year ended December 31,       amounts from
                                   1994          1993         1992       inception
OPERATING ACTIVITIES
  Net Loss...................  $(8,542,865)  $ (197,276)  $(1,227,683)  $(17,554,938)
  Adjustments to reconcile
    net income to net cash
    used in operating
    activities:
  Technology license fee.....    3,271,343                                 3,271,343
  Depreciation...............      257,782       84,065        95,257        764,513
  Amortization of technology
    license agreement........      188,820      188,820       188,820      1,291,104
  Amortization of prepaid
    prepaid royalties........                    75,000       100,000        175,000
  Loss on sale of equipment..                    32,826                       32,826
  Changes in operating assets
    and liabilities:
      Increase in receivables   (1,039,929)  (1,432,451)       (5,141)    (2,478,311)
      Increase in inventories     (231,656)                                 (231,656)
      Decrease (increase) in
        prepaid expenses.....       12,429      (20,568)         (613)       (30,902)
      Increase (decrease) in
        accounts payable and
        accrued liabilities..    1,280,005      413,983      (111,884)     2,005,786
      Increase in deferred
        revenue..............    1,000,000                                 1,000,000
      Decrease in earnest
        deposit..............                                 (25,000)

  NET CASH USED IN OPERATING
    ACTIVITIES                  (3,804,071)    (855,601)     (986,244)   (11,755,235)

INVESTING ACTIVITIES
  Purchases of plant and
    equipment...............    (2,603,218)    (142,564)      (10,262)    (3,403,091)
  Payment of royalty
    reduction option........                                                (887,422)
  Proceeds from sale of
    equipment...............                     19,995                       19,995

  CASH USED IN INVESTING
    ACTIVITIES..............    (2,603,218)    (122,569)     (10,262)     (4,270,518)

FINANCING ACTIVITIES
  Proceeds from notes
    payable                      3,800,000      550,000      200,000       4,650,000
  Payment of note payable and
    capital lease obligations     (735,179)      (4,015)    (100,000)       (839,194)
  Net proceeds of rights
    offering................                                               1,484,209
  Royalty reduction agreement
    stock registration costs.                                                (30,563)
  Proceeds from issuance of
    common stock.............    4,535,035    1,098,556                   11,754,591
  Proceeds from issuance of
    preferred stock..........                              1,200,000       1,200,000

CASH PROVIDED BY FINANCING
  ACTIVITIES                     7,599,856    1,644,541    1,300,000      18,219,043

INCREASE IN CASH AND CASH
  EQUIVALENTS                    1,192,567      666,371      303,494       2,193,290

Cash and cash equivalents at
  beginning of period........    1,000,723      334,352       30,858

CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                 $2,193,290   $1,000,723    $ 334,352      $2,193,290

See notes to financial statements.

       ELECTROSOURCE, INC. (A DEVELOPMENT STAGE COMPANY)

                 NOTES TO FINANCIAL STATEMENTS



December 31, 1994

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Reporting Period: Electrosource, Inc. (the Company) was incorporated as a Delaware corporation on June 3, 1987. At that time, the Company was a wholly-owned subsidiary of Tracor, Inc. (Tracor), a publicly-held company. On October 5, 1987, Tracor made a capital contribution of $6 million and a sublicense of its patented technology agreement (valued at $1.2 million, Tracor's amortized cost) to the Company in exchange for additional stock in the Company. Tracor then distributed approximately 85 percent of the Company's stock to Tracor shareholders and the Company began operating as a separate entity. Prior to October 5, 1987, the research and development activities which are now conducted by the Company were conducted by Tracor. Tracor owns approximately 4 percent of the Company's outstanding common stock at December 31, 1994.

In January 1992, under a Securities Purchase Agreement (see Note K), the Company issued voting convertible preferred stock to Battery Horizons, Ltd. ("BHL"), such that BHL had effective voting control of the Company. All outstanding shares of Preferred Stock were converted into Common Stock in December 1993, and the shares of Common Stock received upon conversion were distributed to the general and limited partners in BHL.

Development Stage Company: The Company is engaged in the manufacture of advanced lead-acid, rechargeable storage batteries and the development of related processes and technologies and has not earned significant revenues from its intended operations. Accordingly, the Company is a "development stage company" for financial reporting purposes.

Cash and Cash Equivalent: The Company's cash and cash equivalents consist of cash and short-term investments with a maturity of three months or less when purchased.

Inventories:   Inventories are stated at the lower of  cost  (first-in-
first-out method) or market value and consist primarily of raw materials.

Property and Equipment: Property and equipment are recorded at cost. The Company has also capitalized equipment in accordance with the terms of related leases. Depreciation of property and equipment (including amounts recorded under capitalized leases) is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 10 years.

Technology License Agreement: The Company has been assigned all license rights by Tracor under Tracor's Patent License Agreement relating to coextruded wire (See Note D). The cost of this license is being amortized over the legal life of the patent on the technology (17 years). It is the Company's policy to account for the license at the lower of amortized cost or fair value. On an ongoing basis, management reviews the valuation and amortization of the license, taking into consideration any events or circumstances which might have diminished fair value.

Earnings (Loss) Per Share: Earnings (loss) per share is based on the average number of shares of common stock outstanding during each period. Since the Company has experienced net operating losses, outstanding options and warrants to purchase common stock have an antidilutive effect. Therefore, options and warrants were not included in the earnings (loss) per share calculation.

Business Segments: The Company is engaged in the manufacture of advanced lead-acid, rechargeable storage batteries and the development of related processes and technologies. Accordingly, the Company considers itself to be operating in one business segment.

Income Taxes: Effective January 1, 1993, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Under SFAS 109, changes in tax rates are recognized in the year the new legislation is enacted. (See Note M.)

The adoption of SFAS 109 had no impact on the Company's financial statements or accumulated deficit, due to the establishment of a valuation allowance for all deferred tax assets. Financial statements prior to the adoption have not been restated.

Reclassification: Certain reclassifications have been made to the 1993 financial statements to conform with the 1994 presentation.


NOTE B _ RECEIVABLE FROM JOINT VENTURE PARTNER

During 1993, the Company and BDM Technologies, Inc. ("BDM"), under a Strategic Alliance, formed Horizon Battery Technologies, Inc. ("HBTI") in order to establish and operate a limited capability for manufacturing and producing advanced technology batteries. Each partner maintained a 50 percent interest, and the Company accounted for the investment using the equity method. Through 1994, HBTI has not had significant operations as BDM funded the development of the manufacturing technology internally. Revenues of approximately $410,000 and $340,000 in 1994 and 1993, respectively, were generated in support of an agreement between the Company and BDM for a time and materials task order contract for technical support to BDM in developing a low rate initial production line for the Horizon battery. HBTI, under the Shareholder's Agreement, had committed to pay the Company a minimum royalty of $25,000 per quarter. The Company generated $50,000 in royalty revenue during 1994 and 1993 representing the minimum royalty for the first and second quarter of 1994 and the third and fourth quarters of 1993. As part of an agreement to license certain technology in-process from BDM, the Company agreed to consider the amounts owed by BDM as additional consideration for the license (See Note G).


NOTE C _ PROPERTY AND EQUIPMENT
                                          1994           1993

     Office equipment                     390,546    $   189,069
     Production equipment               1,379,206
     Lab equipment                        423,799        290,857
     Leasehold improvements             1,132,805        246,571
                                        3,326,356        726,497

            Less - accumulated depreciation
             and amortization             694,307        439,884

          Total Property and Equipment $2,632,049       $286,613


NOTE D _ TECHNOLOGY LICENSE AGREEMENT AND ROYALTY PAYMENTS

The Company had, at its inception, obtained an exclusive sublicense from Tracor for the development, manufacture, and commercial exploitation of coextruded wire for lead-acid battery applications under Tracor's Patent License Agreement with the holder of the patent (Blanyer-Mathews Associates, Inc., the "Licensor") relating to coextruded wire. In May 1990, Tracor, Inc., with the consent of the Licensor, assigned the rights under the original License Agreement between Tracor, Inc., and the Licensor to the Company. This assignment provides the Company with unrestricted applications of the licensed technology and effectively terminates the Sublicense Agreement between Tracor, Inc., and the Company. Previous to this assignment, the Company's use of the technology was limited specifically to products and components associated with lead-acid, storage batteries. Additionally, the Company is now responsible for the maintenance and administration of the licensed patent and agrees to pay Tracor, Inc., a royalty of four percent on all technology sales unrelated to lead-acid, storage batteries for the term of the License Agreement. Tracor is to receive a minimum annual royalty of $10,000 for a five-year period beginning on the date of the assignment. Such royalty payments were to have begun in May 1991, but Tracor agreed to defer each payment for two years. The deferred minimum royalty payments accrue interest at the rate of 8.5 percent per year, from the original due date until paid.

The Company is obligated to pay the Licensor a royalty of one-half percent of net sales of coextruded wire and wire-related products, with a minimum annual royalty of $100,000.

In January 1991, the Company executed an agreement with the Licensor whereby the 1991 minimum royalty payments, which are payable quarterly under the License terms, could be deferred until January 1992. Deferrals carried interest at ten percent (10%) and deferred royalties could, at the Licensor's option, be paid by the issuance of stock at a price of $.63 per share. The total number of shares of common stock so issuable would approximate 169,000 shares.

On January 16, 1992, the Company executed a License Modification Agreement with the Licensor whereby the Company satisfied its future minimum royalty payments through December 31, 1993 (totaling $300,000) with the issuance of preferred stock (See Note K). Minimum royalty payments of $100,000 for 1994 were paid in cash.


NOTE E  CONVERTIBLE NOTE PAYABLE

In November 1994, the Company entered into a Convertible Promissory Note with Mitsui Engineering and Shipbuilding Co., Ltd. for $3,800,000. The note carries an interest rate of five percent per annum on the unpaid principal and interest is due and payable semi-annually in the form of additional notes payable. Mitsui may convert the Notes (principal and interest) into 1,638,617 shares of Common Stock or convert the Notes to satisfy its obligation to pay any license fees due to the Company. The Company may prepay the Notes anytime after November 1999 provided that the Common Stock has reached a specified level and that Mitsui does not desire to convert the Notes to Common Stock.


NOTE F  NOTES PAYABLE

On January 29 and February 26, 1993, the Company entered into several ten percent notes payable aggregating $550,000 with several individuals with warrants to purchase 440,000 shares of Common Stock for a purchase price of $2.25 per share (See Note J). The Notes and all accrued interest were paid in August 1994. The notes were collateralized by essentially all assets of the Company (excluding accounts receivable and notes receivable).

On December 29, 1992, the Company entered into a ten percent note payable in the amount of $200,000 with an individual with a warrant to purchase 200,000 shares of Common Stock for a purchase price of $1.625 per share (See Note J). The Note and all accrued interest was paid in full in July 1994. The Note was collateralized by essentially all assets of the Company (excluding accounts receivable and notes receivable).

Interest expense incurred by the Company was approximately $72,000, $70,000 and $4,000 in 1994, 1993 and 1992, respectively.


NOTE G  TECHNOLOGY LICENSE PAYABLE

During the fourth quarter of 1994, the Company finalized the Technology License Agreement with BDM Technologies, Inc. ("BDM"). Under the terms of this agreement, the Company obtained an exclusive license to use certain technologies under development by BDM for the manufacture of batteries. The Company agreed to pay BDM: $80,000 cash, issue 1,700,000 shares of Common Stock in thirty-six equal installments; issue 200,000 additional shares of Common Stock if the Company decides to maintain the license beyond the original three year term; grant 1,000,000 options to purchase Common Stock exercisable at $4.00 per share; and buy BDM's interest in a corporate joint venture, previously created by BDM and the Company, for 100,000 shares of Common Stock. The Company has recorded an expense of $3,819,350 in 1994 for this transaction based on the fair market value of the various components of the transaction. This was treated as an expense as the technological feasibility of the technology licensed has not been completely proven and the Company has no alternative future uses for this technology. During the first quarter of 1995, the Company issued 241,666 shares of Common Stock to BDM under the terms of this agreement.


NOTE H  COMMITMENTS AND CONTINGENCIES

The Company leases various plant and office facilities, production equipment, office and warehouse equipment under operating and capital leases expiring between 1997 and 1999. Future minimum annual rentals under lease arrangements at December 31, 1994, are as follows:

     Fiscal Year              Capital Leases   Operating Leases

      1995                            $28,825   $    784,241
      1996                             20,808        603,576
      1997                              9,900        423,143
      1998                              7,987        407,203
                                       67,520     $2,218,163

     Less imputed interest             10,423

     Present value of capital
        lease obligations             $57,097

Rental expense for operating leases for the years ended December 31, 1994, 1993 and 1992 were $496,645, $105,746 and $63,624, respectively.

The Company is involved in certain contingencies incidental to its business. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the consolidated financial position of the Company.


NOTE I  LICENSE FEES

During 1994, the Company and Mitsui Engineering and Shipbuilding Co. Ltd. signed a distribution agreement whereby Mitsui will pay the Company $2,000,000 for the distribution rights of the Horizon battery in Japan and an option for a manufacturing license. Upon exercise of the option Mitsui would pay the Company $3,000,000. Mitsui paid $200,000 to HBTI under the distribution license in 1993 (which was recorded by HBTI), an additional $800,000 to the Company in 1994 and will pay the remaining $1,000,000 in 1995. Mitsui has not exercised the option for the manufacturing license. The Company recognized approximately $800,000 as license fee revenue (and $80,000 of applicable foreign income tax See Note M) and deferred revenue of $1,000,000 in 1994.


NOTE J  COMMON STOCK

In June and July 1994, the Company issued 1,200,000 shares of the Company's Common Stock which resulted in net proceeds of $2,671,556 to the Company. Additionally, in July and August 1994, holders of 148,000 warrants to purchase the Company's Common Stock, exercised these warrants which resulted in net proceeds of $333,000 to the Company. In September and October 1994, the Company sold 485,500 shares of Common Stock which resulted in net proceeds of $1,386,474 to the Company. Warrants attached to this offering allow the purchase of an equal number of shares. One-half of the warrants may be exercised at a price of $4.50 per share until September 1995, and the remaining one-half may be exercised at a price of $5.50 per share until September 1996.

     Stock Options

The Company has established four stock option plans. The 1987 Stock Option Plan, as Amended, provides for the grant of options at the discretion of the Compensation/Stock Option Committee to officers and key employees to purchase shares of the Company's Common Stock at a price not less than 100 percent of the market price of such stock on the date the option is granted. The plan provides for the granting of options for up to 1,500,000 shares of common stock.

The following table represents a summary of activity for this plan for the two years ending December 31, 1994:

                   Beginning                                          Ending
                    Shares      Shares       Shares       Shares      Shares    Shares
Year ended        Outstanding  Granted     Exercised  Forfeited   Outstanding   Vested

December 31, 1993   630,000    175,000(1)   103,999      --        701,001(2)   367,659

December 31, 1994   701,001    700,000(3)   128,166    80,000    1,192,835(4)   599,499

(1)  Option prices vary from $2.31 to $4.00
(2)  Option prices vary from $1.06 to $4.00
(3)  Option prices vary from $2.875 to $3.75
(4)  Option prices vary from $1.06 to $3.75

The 1988 Non-Employee Director Stock Option Plan, as Amended, provides for the automatic, non-discretionary award of options to purchase shares of Common Stock, at an exercise price equal to the market price of the covered shares as of the date of grant, to each director of the Company who is not also an officer or employee of the Company. Grants of options under this plan are effective on the date of election to the Board of Directors. These options become exercisable in three stages beginning six months after the date of grant and expire up to five years from the date of grant. The plan provides for the granting of options for up to 1,000,000 shares of Common Stock.

The following table represents a summary of activity for this plan for the two years ending December 31, 1994:

                  Beginning                                   Ending
                    Shares     Shares   Shares    Shares      Shares    Shares
    Year ended   Outstanding  Granted  Exercised Forfeited  Outstanding Vested

December 31, 1993  220,000  220,000(1)   70,000   40,000    330,000(2)   80,000

December 31, 1994  330,000   55,000(3)      --       --     385,000(2)  150,000

(1)  Option prices vary from $3.625 to $4.625
(2)  Option prices vary from $1.06 to $4.625
(3)  Option price $3.50

The 1993 Non-Employee Consultant Stock Option Plan provides for the grant of options at the discretion of the Compensation/Stock Option Committee to non-employee consultants to purchase shares of the Company's Common Stock at a price not less than 100 percent of the market price of such stock on the date the option is granted. The plan provides for the granting of options for up to 200,000 shares of Common Stock.

The following table represents a summary of activity for this plan for the year ending December 31, 1994:

                  Beginning                                   Ending
                    Shares      Shares   Shares   Shares      Shares      Shares
    Year ended    Outstanding  Granted Exercised Forfeited  Outstanding   Vested

December 31, 1993             80,000(1)                      80,000(1)

December 31, 1994    80,000                                  80,000(1)    26,666

(1)  Option price $3.75

The 1994 Stock Option Plan is pending approval at the May 31, 1995, Shareholders' Meeting. The Plan provides for the grant of options at the discretion of the Compensation/Stock Option Committee to officers and key employees to purchase shares of the Company's Common Stock at a price not less than 100 percent of the market price of such stock on the date the option is granted. The plan provides for the granting of options for up to 1,500,000 shares of common stock; however, only 500,000 shares of Common Stock have been reserved pending shareholder approval.

The following table represents a summary of activity for this plan for the year ending December 31, 1994:

                  Beginning                                   Ending
                   Shares      Shares   Shares    Shares      Shares     Shares
 Year ended      Outstanding  Granted  Exercised Forfeited  Outstanding  Vested

December 31, 1994            335,000(1)                      335,000(1)

(1)  Option price $3.50


Warrants

On December 29, 1992, the Company entered into a ten percent note payable with an individual with a warrant to purchase 200,000 shares of Common Stock for a purchase price of $1.625 per share during an exercise period from January 16, 1994, until July 1, 1994

On January 29 and February 26, 1993, the Company entered into several ten percent notes payable with several individuals with warrants to purchase 440,000 shares of Common Stock for a purchase price of $2.25 per share during an exercise period from February 16, 1994, until August 1, 1994.

In September and October 1994, the Company sold 485,500 shares of Common Stock under a Regulation D offering. Warrants attached to this offering allow the purchase of an equal number of shares. One-half of the warrants may be exercised at a price of $4.50 per share until September 1995, and the remaining one-half may be exercised at a price of $5.50 per share until September 1996.

The following table represents a summary of activity of the 1992/1993 Electrosource, Inc., Loan/Warrant Program and the Regulation D Offering for the two years ending December 31, 1994:

                        Warrants    Warrants    Warrants   Warrants   Warrants
                       Outstanding   Granted    Exercised Forfeited  Outstanding

December 31, 1993        200,000    440,000(1)  452,000      -0-      188,000(1)

December 31, 1994        188,000    485,500(2)  148,000     40,000    485,500(2)

(1)  Warrant price $2.25
(2)  Warrant prices vary from $4.50 to $5.50

At December 31, 1994, shares of the Company's common stock were reserved as follows:

     For issuance under:

         1987 Stock Option Plan - as Amended                          1,207,835
         1988 Non-Employee Director Stock Option Plan - as Amended      930,000
         1993 Non-Employee Consultant Stock Option Plan                 200,000
         1994 Stock Option Plan                                       1,500,000
         EPRI Financing/Equity Sharing Program (See Note L)           2,500,000
         Mitsui Note Payable Conversion (See Note E)                  1,638,617
         BDM Transaction                                              3,000,000
         Exercise of Warrants                                           485,500
                                                                     11,461,952

NOTE K  PREFERRED STOCK

On January 16, 1992, the Company consummated a Securities Purchase Agreement (the "Agreement") with Battery Horizons, Limited ("BHL"), a Texas limited partnership, pursuant to which the Company sold to BHL 1,280,000 shares of a new issue of voting, convertible preferred stock, $1.00 par value, of the Company designated as 1992 Series A

Preferred Stock (the "Preferred Stock"). BHL is a Texas limited partnership having as its general partner a corporation formed by a former officer of the Company and other private investors.

The Preferred Stock was convertible into Common Stock at the rate of five shares of Common Stock for each share of Preferred Stock, and was entitled to vote with the Common Stock on an as-converted basis on all matters to come before the stockholders of the Company, including the election of directors. BHL, as the sole owner of the Preferred Stock was able to elect all of the members of the Company's Board of Directors and had voting control of the Company.

The purchase price for the Preferred Stock was $1.5 million, of which $1.2 million was paid in cash and $.3 million was paid by the procurement by BHL of a reduction in the amount of deferred and minimum royalties payable by the Company to the Licensor for the fourth quarter of 1990, fiscal years 1991 and 1992, and the first three quarters of 1993. All outstanding shares of Preferred Stock were converted into Common Stock in December 1993, and the shares of Common Stock received upon conversion were distributed to the general and limited partners in BHL.


NOTE L _ PROJECT REVENUE

The Company generated project revenue of approximately $2,056,000, $3,000,000, and $530,000 in 1994, 1993, and 1992, respectively, under an Agreement with the Electric Power Research Institute ("EPRI") for continuing efforts to develop and commercialize the Company's proprietary advanced lead-acid battery. The project was a research and development program which concluded in July, 1994.

Pursuant to the terms of the agreement, EPRI is the owner of any new patents or other intellectual property created under this agreement and the Company has a license and the right to sublicense such property. Royalties will accrue at the rate of one-half of one percent on sales of products containing licensed technology and on other revenues derived by the Company from license fees, joint ventures and other arrangements involving the licensed technology, with aggregate royalties subject to varying caps (to a maximum of twenty times the amount of funds advanced) depending upon the amount of funding provided by EPRI. If, among other things, funding for the first and second phases of the program is determined to have exceeded $5,000,000, EPRI could have the right to exchange all future royalties for shares of Company Common Stock representing approximately 13 percent of the number of outstanding shares on a fully diluted basis as of the final invoice date. The Company has granted demand and "piggy-back" registration rights with respect to such shares.

In August 1994, Chrysler awarded the Company a $1,600,000 contract to custom fit the Horizon battery to prototypes of the automaker's NS-series electric van. During 1994, the company recorded approximately $846,000 in project revenue under this agreement. This project is expected to conclude in early 1995.


NOTE M  INCOME TAXES

In February 1992, the Financial Accounting Standards Board issued Statement No. 109, "Accounting for Income Taxes." The Company adopted the provisions of the new standard in its financial statements for the year ended December 31, 1993. The effect of adopting Statement 109 was not significant. As permitted by the Statement, prior year financial statements were not restated to reflect the change in accounting method. The cumulative effect as of January 1, 1993 of adopting Statement 109 was not significant.

Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax asset at December 31, 1994, and 1993, are as follows:

                                                      1994          1993
  Deferred Tax Assets:
    Net operating loss and other tax carryforwards $2,636,000   $1,231,000
    Book depreciation in excess of tax depreciation   133,000       61,000
    Accruals and other                              1,360,000

  Total deferred tax assets                         4,129,000    1,292,000
  Less valuation allowance                         (4,129,000)  (1,292,000)

    Deferred tax assets, net                       $      -0-   $      -0-


Significant components of the provision for income taxes are as follows:

                                         1994         1993

     Current:
       Foreign                          $80,000        -0-
                                        $80,000    $   -0-


The   effective  rate  of  the  provisions  for  federal  income  taxes reconciles to the statutory rate as follows:

                                                      1994      1993
     Statutory U.S. federal income tax rate          34.0%     34.0%
     Increase (reduction) in rate resulting from:
       Increase in valuation allowance              (34.0)     (34.0)
       Other                                         (0.9)       0.0
       Actual income tax rate                        (0.9%)      0.0%

Results of operations for the year ended December 31, 1994, increased both deferred tax assets and the corresponding valuation allowance by $2,837,000. At December 31, 1994, the Company has net operating loss carryforwards of approximately $7.5 million for income tax purposes, which will expire beginning in the year 2002. The Change in Control in January, 1992 (See Note K), caused utilization of the Company's net operating loss carryforwards to be significantly limited. Utilization of approximately $2.2 million of the net operating loss carryforwards is limited to $188,000 per year. During 1994, foreign income taxes of approximately $80,000 were withheld at source which generated a foreign tax credit carryforward for income tax purposes, which will expire in the year 1999, it not utilized.


NOTE N  RIGHTS OFFERING

The Company undertook a common stock Subscription Rights ("Rights") offering, whereby shareholders of record on October 24, 1989, were offered Rights to purchase one share of common stock of the Company for every three shares held. The subscription price was $2.00 per share of common stock, and the offering concluded on February 1, 1990, with total gross proceeds of $1,761,400 which, net of actual offering costs, produced net proceeds to the Company of $1,484,200. The total Rights exercised under this offering resulted in the issuance of 880,700 shares of Company common stock in February 1990. At the inception of the Rights offering, the Company estimated that certain legal, accounting, and other costs associated with the offering would be $285,000. Approximately $277,200 of total costs were incurred, which were offset against the proceeds of the offering.


NOTE O  RELATED PARTY TRANSACTIONS

Several directors of the Company are also directors and shareholders of Blanyer-Mathews Associates, Inc. (See Note D for further discussion regarding the Company's relationship with Blanyer-Mathews Associates, Inc.)

A director of the Company had served as general counsel to the Company since January 1992, and the law firms with which he has been associated have received legal fees and expense reimbursements of approximately $28,000 during 1993, and $30,000 in 1992.


NOTE P EMPLOYEE BENEFIT PLAN

The Company sponsors a qualified defined contribution plan covering all full-time eligible employees. The Company matches twenty-five percent of a participant's voluntary contributions up to a maximum of one percent and four percent of a participant's compensation for the plan years ending January 31, 1994 and 1995, respectively. The Company's contribution expense was approximately $22,000 and $16,000 in 1994 and 1993, respectively.


NOTE Q  SUBSEQUENT EVENTS

In January 1995, the Company sold 2,051,282 shares of Common Stock which resulted in net proceeds to the Company of $3,000,000. In March 1995, the Company sold 500,000 shares of Common Stock which resulted in net proceeds to the Company of $1,000,000.


NOTE R  ABILITY TO CONTINUE AS A GOING CONCERN

During the second quarter of 1995, the Company discovered problems with certain of the batteries that were produced late in 1994 and in early 1995. Due to the problems encountered, the Company decided to replace approximately 1,700 batteries at no cost to the customer. This, combined with the increases in costs which were necessary to achieve the Company's manufacturing objectives and correct the above problems, have significantly depleted the cash resources of the Company. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management has instituted a cost reduction program which includes a reduction in labor costs. Management is also in active discussion with potential sources of additional capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                                                           SCHEDULE VIII
                   The Valuation and Qualifying Accounts
                                   Balance at  Charged to  Charged to
                                  Beginning of  Costs and    Other     Other Charges   Balance at
          Description                Period      Expense    Accounts    Deduct(Add)   End of Period

Year ended December 31, 1994
Reserves and allowances deducted
from asset accounts:
   Allowance for doubtful accounts     0         $7,500         0             0           $7,500
Year ended December 31, 1993
Reserves and allowances deducted
from asset accounts:
   Allowance for doubtful accounts     0              0         0             0                0

Year ended December 31, 1992
Reserves and allowances deducted
from asset accounts:
   Allowance for doubtful accounts     0              0         0             0                0